UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026 (Report No. 2)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ilan Ramon St.

Ness-Ziona 7403635, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Report”) consists of Qtrex Quantum Ltd.’s (the “Registrant”): (i) press release issued on September 24, 2026, titled “QTREX Quantum Reports First Half 2026 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) Interim Condensed Consolidated Financial Statements as of June 30, 2026, which are attached hereto as Exhibit 99.2; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.3.

This Report (with the exception of the section titled “CEO Update” of the press release included as Exhibit 99.1) is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-297590, 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release issued by Qtrex Quantum Ltd. on September 24, 2026, titled “QTREX Quantum Reports First Half 2026 Financial Results.”
99.2	Qtrex Quantum Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2026.
99.3	Qtrex Quantum Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Six Months Ended June 30, 2026.
101	The following financial information from the Registrant’s Interim Condensed Consolidated Financial Statements as of June 30, 2026, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Condensed Consolidated Balance Sheets, (ii) Interim Condensed Consolidated Statements of Comprehensive Loss, (iii) Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity; (iv) Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Interim Condensed Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: September 24, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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